EXHIBIT 99.2

Management's Discussion and Analysis

for the three and six months ended June 30, 2024

MEDICURE INC.

Prepared by Management without review by the Company’s auditor

Message to Shareholders, August 2024

Medicure’s business growth continues to have four focuses:

AGGRASTAT® (tirofiban hydrochloride) continues to hold the majority of the patient market share in the US and contributed $4.1 million to Medicure’s revenue for the six month period ending June 30, 2024. We continue to market the benefits of AGGRASTAT® and nurture brand loyalty.

ZYPITAMAG® (pitavastatin) sales continue to grow through Marley Drug. Applying the learnings from the past couple of years, improved insurance coverage and with the addition of Marley Drug’s direct to consumer market for cash paying customers is working.

Marley Drug - Our pharmacy business Marley Drug fits well with our vision and provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in all 50 states, Washington D.C. and Puerto Rico. The e-commerce addition is growing slowly. The partnership with GoodRx is providing growth and we are exploring further partnerships to increase the customer base. The combined business will be well positioned to strengthen our existing national platforms, including accelerating the growth of ZYPITAMAG®, realizing on material synergies and generating substantial shareholder value.

MC-1 for PNPO - The Phase 3 Pivotal trial for treatment of Pyridoxal 5’-phosphate dependent epilepsy (PNPO deficiency) with the legacy product, MC-1 is now in launch phase. For this indication, MC-1 has received Orphan Drug status and a Rare Pediatric Disease Designation from the FDA, providing significant value as we work diligently towards FDA approval.

Medicure remains focused on growing revenue and earnings with the existing business and further exploration of adding revenue generating products and businesses. On behalf of the Board of Directors, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you, our valued shareholders.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman and Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of August 14, 2024 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2023 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20‑F for the year ended December 31, 2023 and the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

All dollar amounts here within are expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted.

FORWARD‑LOOKING STATEMENTS

This MD&A contains forward‑looking information as defined in applicable securities laws (referred to herein as “forward‑looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward‑looking statements. Forward‑looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward‑looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward‑looking statements.

Specifically, this MD&A contains forward‑looking statements regarding, but not limited to:

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its pharmaceutical products in the United States and its territories through its newly acquired U.S. subsidiary, Marley Drug, Inc. (“Marley Drug”);

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT® and ZYPITAMAG®;

•	the Company’s intention to increase sales through Marley Drug;

•	the Company’s intention to develop MC-1 for the treatment of pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency;

•	the likelihood of the Company to receive a priority review voucher (“PRV”) from the United States Food and Drug Administration (“FDA”) in regards to its development work for MC-1;

•	the Company’s intention to investigate and advance other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;

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Management’s Discussion and Analysis

•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;

•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of its intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward‑looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward‑looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward‑looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward‑looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	uncertainties associated with the acceptance and demand for new products;

•	changes in regards to pharmacy regulations;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions beyond the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to patients;

•	market competition;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and its business partners.

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Management’s Discussion and Analysis

Although management of the Company believes that these forward‑looking statements are based on reasonable assumptions, a number of factors could cause the future results, performance or achievements of the Company to be materially different from the actual results, performance or achievements expressed or implied by such forward‑looking statements. The forward‑looking statements contained in this MD&A, and in any documents incorporated by reference herein, are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed herein, or implied by, these forward‑looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward‑looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market and sales to the Retail Public of pharmaceutical products. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAG® and increasing its e-commerce and mail order pharmaceutical business in all 50 U.S. states through Marley Drug. The cardiovascular products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of non ST elevation acute coronary syndrome (“NSTE-ACS”), including unstable angina (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAG® in the U.S. and launched ZYPITAMAG® in May 2018 in the United States. In September 2019 the Company acquired the full rights and ownership of ZYPITAMAG®.

On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving customers across the United States for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.

The Company’s research and development program is focused on making selective research and development investments in certain additional cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT® and ZYPITAMAG®.

On January 27, 2021, the Company filed an Investigational New Drug application (“IND”) with the FDA pertaining to its legacy product, MC-1, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

On February 9, 2022, the Company announced that it has launched its national direct-to-consumer e-commerce pharmacy platform – www.marleydrug.com through its subsidiary, Marley Drug® pharmacy. The new e-commerce platform allows home delivery of FDA approved medications and allows products to be delivered to Americans in all 50 states within the United States.

On February 22, 2022, the Company announced the integration of its subsidiary, Marley Drug pharmacy, as the sole mail-order pharmacy for RxSparkTM, a pharmacy discount program provider. The integration of Marley Drug with RxSparkTM will allow Marley Drug to fulfill all online orders made through the RxSparkTM platform.

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Management’s Discussion and Analysis

The ongoing focus of the Company includes the sale of AGGRASTAT® and ZYPITAMAG®, the sale of pharmaceutical products including ZYPITAMAG® directly to patients through Marley Drug and the development of additional pharmaceutical products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the GPI inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with ACS. The marketing and sales of ZYPITAMAG® became a key focus of the Company during 2018 and the Marley Drug business became a key focus of the Company after its acquisition in December of 2020. In 2022, the Company launched the Marley Drug e-commerce site and will be focusing on attracting new customers to the site to bolster its Marley Drug pharmacy business, while also looking to partner with other companies within the healthcare industry to provide pharmacy fulfillment services.

RECENT DEVELOPMENTS

MEDICURE ANNOUNCES SIGNING OF ASSET PURCHASE AGREEMENT WITH CANAM BIORESEARCH INC. FOR ACQUISITION OF INTELLECTUAL PROPERTY

On June 24, 2024, the Company announced that it had signed an asset purchase agreement ("Agreement") with CanAm Bioresearch Inc. ("CanAm") for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use (the "Proposed Transaction").

The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure, and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval. These new chemical entities are not being applied in Medicure's current Phase 3 study evaluating the use of MC-1 for the prevention or treatment of seizures associated with pyridox(am)ine 5'-phosphate oxidase (PNPO) deficiency.

Pursuant to the Agreement, Medicure International Inc., a wholly owned subsidiary of Medicure, has agreed to acquire, subject to the conditions contained in the Agreement, all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues ("P5P Analogues"), the processes for their preparation, compositions containing P5P Analogues, and methods of medical treatment containing P5P Analogues (the "Assets"). In consideration for the Assets, Medicure has agreed to pay to CanAm a $100,000 cash payment on the closing date, in addition to the following milestone payments: (i) $500,000, earned upon Medicure filing its first investigational new drug application ("IND Application") related to P5P Analogues; (ii) $250,000, earned upon the Medicure filing its first New Drug Application ("NDA") related to P5P Analogues; and (iii) $500,000, earned upon Medicure obtaining an NDA approval for P5P Analogues.

In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000,000; and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

In the event Medicure retains a contract research organization ("CRO") to provide services related to development of P5P Analogues, CanAm, a CRO, would be entitled to tender a bid for such services, in addition to having an opportunity to match quotes for CRO services provided by third-party organizations.

In the event that Medicure does not file an IND Application within 7 years from the closing date of the Proposed Transaction, CanAm shall have the option at any time after such date to repurchase the Assets from Medicure, at a price equal to the aggregate of all expenses incurred by Medicure in connection with the development of P5P Analogues, but, in any event, not exceeding the sum of $6,500,000 USD.

Closing of the Proposed Transaction is subject to a number of terms and conditions, including without limitation, CanAm completing certain intellectual property filings with respect to the patent application it holds for P5P Analogues, the parties obtaining all necessary consents, orders and regulatory approvals, including approval of the TSX Venture Exchange ("TSXV"), and certain other customary closing conditions.

MEDICURE RECEIVES US FDA FAST TRACK DESIGNATION FOR MC-1 FOR PNPO DEFICIENCY

On April 23, 2024, the Company announced that through its subsidiary, Medicure International Inc., the U.S. Food and Drug Administration  has granted Fast Track designation for MC-1, an investigational product for the prevention or treatment of seizures associated with pyridox(am)ine 5'-phosphate oxidase or PNPO deficiency. Fast Track designation is intended to facilitate the development and expedite the review of drugs that treat serious conditions and fill an unmet medical need.

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Management’s Discussion and Analysis

The designation was requested based on the potential for MC-1 to address an unmet medical need for PNPO deficiency, a serious and life-threatening condition. Medicure is in the launch phase of its Phase 3 clinical trial to treat approximately 10 PNPO deficient patients at sites in the U.S. and Australia with daily doses of MC-1.

PNPO deficiency is a rare neurometabolic disorder, often leading to neonatal onset seizures that are resistant to other antiseizure medications, resulting in severe neurological dysfunction and ultimately death if untreated.

The FDA has granted both a Rare Pediatric Disease Designation and an Orphan Drug Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the European Medicines Agency ("EMA") has granted an Orphan Drug Designation to MC-1 for the treatment of PNPO deficiency.

If a new drug application ("NDA") for MC-1 for patients with PNPO deficiency is approved, Medicure is eligible to receive a PRV from the FDA, which can be redeemed or sold, and provides significant value.

FDA PROVIDES APPROVAL TO ENTROLL PATIENTS IN PHASE 3 TRIAL FOR TREATMENT OF PEDIATRIC DISEASE

On November 23, 2023, the Company announced that the FDA provides complete approval to enroll patients in its pivotal Phase 3 clinical trial to evaluate the use of its investigational product, MC-1, for treatment of a rare pediatric disease called PNPO deficiency. The study involves approximately 10 patients at sites in the United States and Australia, and the Company is seeking marketing approval initially in those countries.

The FDA has granted both Orphan Drug Designation and Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the EMA has granted Orphan Drug Designation to MC-1 for the treatment of PNPO deficiency.

Under the Food and Drug Administration Safety and Innovation Act (FDASIA) passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases in which the serious or life-threatening manifestations primarily affect individuals from birth to 18 years of age, with a prevalence of less than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

MARLEY DRUG TO PROVIDE BRENZAVVY®, AN AFFORDABLE MEDICATION FOR AMERICANS WITH TYPE 2 DIABETES

On December 5, 2023 the Company announced a partnership with TheracosBio, through its subsidiary, Marley Drug, to distribute a newly approved diabetes drug, BRENZAVVY® (bexagliflozin) tablets, a sodium-glucose cotransporter-2 (SGLT-2) inhibitor, at an affordable cash price delivered directly to patient homes in all 50 US states and territories.

Approximately 37 million Americans, which equates to roughly 11% of the population, are currently afflicted by type 2 diabetes, and leads to the highest healthcare expenditures in the United States.1

Approved in 2023, BRENZAVVY® is indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes, including those with chronic kidney disease that has progressed to stage 3.2 It is a direct competitor of SGLT-2 inhibitors JARDIANCE®, FARXIGA®, INVOKANA® and STEGLATRO®, which more than 25% of the potential patients cannot access due to cost and limited insurance coverage.3

Under the partnership with TheracosBio, the manufacturer of BRENZAVVY®, Marley Drug will offer the therapy at an affordable cash price, ensuring that individuals with diabetes can obtain the medication without fear of rejection from an insurance company and at an affordable price. This collaboration aligns with Medicure and Marley Drug's mission to provide innovative and accessible healthcare solutions to improve patient care and well-being.

References

1National Center for Chronic Disease Prevention and Health Promotion.

2Prescribing Information of BRENZAVVY (bexagliflozin) tablets.

3Metys® Data from Symphony Health, An ICON plc Company – accessed December 2023

MEDICURE REITERATES ITS COMMITMENT TO PROVIDING  ACCESS TO ZYPITAMAG TO PEOPLE LIVING WITH HIV

On August 29, 2023, the Company announced its ongoing commitment to providing affordable and straightforward access to its branded pitavastatin, ZYPITAMAG®, to people living with HIV through two important channels: its pharmacy subsidiary Marley Drug® and the AIDS Drug Assistance Program (ADAP) Crisis Task Force formulary.

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Management’s Discussion and Analysis

The recently published REPRIEVE study (Randomized Trial to Prevent Vascular Events in HIV)1, which reported the benefits of pitavastatin for people living with HIV who are at increased risk of developing heart and vascular diseases. The effect of ZYPITAMAG® on cardiovascular morbidity and mortality has not been determined.

The progressive advancements in antiretroviral therapy have significantly enhanced the life expectancy in individuals with HIV, leading to a surge in age- and therapy-related co-morbidities2,3. It is now recognized that people living with HIV have an escalated risk of heart and vascular diseases, and the treatment of primary hyperlipidemia or mixed dyslipidemia with pitavastatin may be beneficial3.

Unlike most statins, pitavastatin (ZYPITAMAG®) is minimally metabolized by the CYP450 family of enzymes, reducing the likelihood of certain drug-drug interactions4. This makes pitavastatin particularly suitable for patients taking multiple medications, such as those living with HIV2-5.

References

1 Grinspoon SK et al. N Engl J Med. 2023;389:687-699

2 Smit M et al. Lancet Infect Dis. 2015;15(7):810-818

3 Feinstein MJ et al. Circulation. 2019;Jun 3:CIR0000000000000695

4 FDA Drug Safety Communication: Interactions between certain HIV or hepatitis C drugs and cholesterol-lowering statin drugs can increase the risk of muscle injury. www.fda.gov/drugs/drug-safety-and-availability/fda-drug-safety-communication-interactions-between-certain-hiv-or-hepatitis-c-drugs-and-cholesterol. Accessed May 9, 2019

5 Jacobson TA et al. J Clin Lipid. 2016;10(1):211-227

MARLEY DRUG TO PARTNER WITH RxSPARK TO BE ITS SOLE MAIL-ORDER PHARMACY

On February 22, 2022, the Company announced the integration of its subsidiary, Marley Drug pharmacy, as the sole mail-order pharmacy for RxSparkTM, the next generation in pharmacy discount programs.

Described as a much-needed disruptor in the health and pharmacy space, technology company RxSparkTM addresses an urgent need with its proprietary prescription drug savings program through www.rxspark.com. Poor-coverage or lack of health insurance, exacerbated by the economic impact of the COVID-19 pandemic, has placed prescription medication beyond the reach of many Americans. Additionally, the COVID-19 pandemic has accelerated changes to the healthcare system unlike any other recent event, with increased consumer demand for online services such as telehealth, remote patient monitoring and home delivery of medications. For its customers, the RxSparkTM platform offers a powerful search function and an improved drug results capacity which makes it easier to find the best discounted prices for medications in nearby pharmacies throughout the U.S.

The integration of Marley Drug as the sole mail-order pharmacy for the RxSparkTM platform now allows consumers using the platform to receive medication directly to their door. The Marley Drug home delivery service will be available to all consumers regardless of where they may live in the U.S., as Marley Drug is licensed to provide medication in all 50 states and most territories.

LAUNCH OF E-COMMERCE PLATFORM

On February 9, 2022, the Company announced that it has launched its national direct-to-consumer e-commerce pharmacy platform – www.marleydrug.com through its subsidiary, Marley Drug® pharmacy.

For more than 100 million Americans who do not have prescription drug coverage getting better and staying healthy can often depend on access to affordable medications.  Marley Drug’s new e-commerce website is a platform where FDA approved medications can be purchased at discount prices by Americans for home delivery in all 50 States. Additionally, the platform enables a client to store their medication and ordering history, as well as that of their family, and reorder medications or request refills all within the comfort of their home. The platform focuses on ease-of-use, health and wellness resources and a U.S. based pharmacy team dedicated to providing a pleasant customer experience. Through the combination of technology, an ever-expanding portfolio of medications, and superior customer service, the e-commerce platform is designed to meet the evolving needs of Americans and strengthen our existing lines of business which include Medicure's primary care drug, ZYPITAMAG® and future branded products.

In addition to the typical 30- and 90-day fill of medications, the platform offers customers the ability to acquire extended supply fills of 6 and 12 months. For chronic care medications, 6 and 12 month quantities could increase patient adherence and lead to better management of medical conditions. Additional benefits include fewer pharmacy visits, less frequent refills and overall reduced cost. Marley Drug provides over 100 chronic care medications at USD$37.00 for 6 months and USD$70.00 for 12 months with free delivery anywhere in the United States and some territories.

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Management’s Discussion and Analysis

COMMERCIAL

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.

Net AGGRASTAT® product sales for the three and six month periods ended June 30, 2024 were $1.8 million and $4.1 million respectively,  compared to $2.6 million and $5.3 million during the three and six month periods ended June 30, 2023.

Hospital demand for AGGRASTAT® has declined during the current year, as the Company continues to have pricing pressures as a result of  generics tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong and the Company continues to work on maintaining and expanding its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base. The Marley Drug operating segment generated $2.7 million and $5.3 million during the three and six month periods ended June 30, 2024 compared to $2.7 million and 5.0 million during the three and six month periods ended June 30, 2023. The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition. During 2022, the Company launched its e-commerce platform which allowed customers to order their FDA approved medications through the platform.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAG® , in addition, the Company plans on expanding its customer base for its e-commerce platform to grow the Marley Drug business, as well as licensing, acquisition and/or development of other pharmaceutical products that fit the commercial organization.

OUTLOOK

The Company is primarily focusing on:

Maintaining AGGRASTAT® sales in the United States

The Company continues to work to maintain and expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

The Company continues to face pricing pressures as a result of two generics of tirofiban hydrochloride in the market, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT continues to remain strong and the Company continues to work on maintaining its customer base and recovering any lost market share.

Growing sales of ZYPITAMAG® in the United States

The Company has continued to see an increase in the sales of ZYPITAMAG® throughout 2024 in comparison to prior years. The acquisition of Marley Drug and the launch of the e-commerce platform allows the Company to reach consumers in all 50 states, Washington D.C. and Puerto Rico.

Operation of the Marley Drug pharmacy business and growth of e-commerce platform

The Company continues to operate Marley Drug as a separate segment of its business. During 2022, Marley Drug launched its e-commerce platform, which allows consumers to purchase their FDA approved medications online and have them shipped directly to their residence. The addition of Marley Drug has also helped facilitate an increase in ZYPITAMAG® revenue, and other branded and generic products.

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Management’s Discussion and Analysis

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other products and businesses that fit the commercial organization.

Developing additional pharmaceutical products

Medicure is also developing two additional generic versions of acute cardiovascular drugs, however these projects are on hold due to regulatory deficiencies at the contracted manufacturing facility, and changes to market dynamics.

On January 7, 2021, the Company announced that it intends to file an IND with the FDA pertaining to its legacy product, P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P.  In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use. The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure, and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

The Company funded a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Based on positive results of the impact of AGGRASTAT on micro-thrombi, in 2024 the Company is providing support for the TRIATHLON clinical trial submitted for NIH support as a phase 1/2A, randomized, double-blinded, clinical trial to test the null hypothesis that tirofiban is unsafe in the setting of ischemic stroke treated via Endovascular thrombectomy (EVT). The Company believes that TRIATHLON provides an important opportunity to address the critical, urgent, and unmet need to improve the efficacy of EVT and mitigate the devastating consequences of large vessel occlusion (LVO). This new study will provide valuable information on dosing towards the potential benefits of AGGRASTAT therapy in mitigating the effect of micro-thrombi and improving long-term functional outcomes in patients with ischemic stroke due to LVO. Please note that the use of AGGRASTAT® in neurointerventions, EVT and/or LVO has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

10

Management’s Discussion and Analysis

NDA and Abbreviated New Drug Application  (“ANDA”) Products

The Company was pursuing the development of two additional cardiovascular generic (ANDA) drugs, however these projects are on hold due to regulatory deficiencies at the contracted manufacturing facility, and changes to market dynamics.

The Company has been devoting significant resources to its research and development programs, including, but not limited to the development of MC-1 for the treatment of PNPO deficiency.

On January 7, 2021, the Company announced that it intends to file an IND  with the FDA pertaining to its legacy product P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P.  In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

The Company had also been devoting significant resources towards the development of TARDOXALTM for neurological conditions such as Tardive Dyskinesia.  This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use. The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
Generic ANDA 2	Acute Cardiology	ANDA filed/Regulatory delay
Generic ANDA 3	Acute Cardiology	Formulation development on hold
MC-1	Rare Pediatric Disease	IND filed, Phase 3 launching
TARDOXALTM	Tardive Dyskinesia	IND filed, on hold

OTHER PRODUCTS

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

11

Management’s Discussion and Analysis

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2023:

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences.  Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at year-end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations

•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. The key assumptions used to determine the recoverable amount are further explained in note 9 of the consolidated financial statements for the year ended December 31, 2023.

Valuation of financial instruments

Financial Assets

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the asset is recorded as FVTPL unless the Company irrevocably designates the presentation of subsequent changes in the fair value of such equity instrument as FVOCI.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, restricted cash, accounts receivable and other assets are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value therein recognized in the consolidated statement of net income (loss) and comprehensive income (loss). There are presently no assets classified within this category.

12

Management’s Discussion and Analysis

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of consolidated statement of net loss and comprehensive loss. The investment in Sensible Medical was designated within this category.

Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation and acquisition payable which are recognized on an amortized cost basis. Financial liabilities measured at FVTPL include contingent consideration resulting from business combinations as defined by IFRS 9.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The acquisition payable liabilities were recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for these liabilities required determining an appropriate discount rate.

Contingent consideration resulting from a business combination are valued at fair value at the acquisition date as part of the business combination and subsequently fair valued as described in the business combination policy below.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of  net loss and comprehensive loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

13

Management’s Discussion and Analysis

Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative cause some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

Accruals for returns, chargebacks, rebates and discounts

As of June 30, 2024, excluding Marley Drug, the Company has two commercially available products that generated revenue, AGGRASTAT® and ZYPITAMAG® (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

Through Marley Drug, the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users, being individual patients. Revenue for in-store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met with regards to the product sold.  Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier.  This is the point where all performance obligations have been met with regards to the product sold.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight‑line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight‑line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight‑line basis over a period of seven to twelve years, or their economic life, if shorter.

Amortization on product licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The costs of servicing the Company's patents and trademarks are expensed as incurred.

14

Management’s Discussion and Analysis

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net income (loss) and comprehensive income (loss).

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority.  The Company and its subsidiaries have open tax years, primarily from 2011 to 2024, with significant taxing jurisdictions, including Canada, the United States and Barbados.  These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Such differences of interpretation may arise on a wide variety of issues, depending on the conditions prevailing in the respective company’s domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

15

Management’s Discussion and Analysis

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income (loss) and comprehensive income (loss). If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

Leases

At inception of a contract, the Company must assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company must assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if it has the right to direct the use of the asset. As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

Right-of-use asset

The right-of-use asset is initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently amortized from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee; the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early. The Company has elected to not include non-lease components related to premises leases in the determination of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Estimating the IBR

The Company cannot readily determine the interest rate implicit in its lease; therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay,” which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

16

Management’s Discussion and Analysis

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

(in thousands of CDN$, except per share data)	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
Product sales, net	$5,165	$5,694	$5,071	$5,002
Cost of goods sold	(2,213)	(1,797)	(2,706)	(1,362)
Gross Profit	2,952	3,897	2,365	3,640
Selling	(1,834)	(1,974)	(2,183)	(2,017)
General and administrative	(1,368)	(1,209)	(1,076)	(1,024)
Research and development	(868)	(676)	(704)	(508)
Finance income (expense), net	36	51	45	3
Foreign exchange gain (loss), net	(25)	(7)	(37)	(17)
Income tax (expense) recovery	(110)	(31)	41	7
Income (loss) for the period	(1,217)	51	(1,549)	84
Basic income (loss) per share	$(0.12)	$0.00	$(0.15)	$0.01
Diluted income (loss) per share	$(0.12)	$0.00	$(0.15)	$0.01

(in thousands of CDN$, except per share data)	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Product sales, net	$5,993	$5,628	$6,315	$5,287
Cost of goods sold	(1,805)	(1,832)	(1,956)	(1,391)
Gross Profit	4,188	3,796	4,359	3,896
Selling	(2,068)	(2,038)	(2,875)	(1,694)
General and administrative	(1,125)	(906)	(284)	(1,036)
Research and development	(668)	(526)	(771)	(314)
Revaluation of contingent consideration	-	-	44	302
Finance income (expense), net	22	(5)	(116)	(33)
Foreign exchange (loss) gain, net	(30)	(24)	77	10
Income tax (expense) recovery	(66)	(7)	19	(18)
Income for the period	253	290	453	1,113
Basic (loss) earnings per share	$0.03	$0.03	$0.04	$0.11
Diluted (loss) earnings per share	$0.03	$0.03	$0.04	$0.11

The Company recorded a net loss of $1,217 for the three month period ended June 30, 2024, compared to a net income of $253 during the three month period ended June 30, 2023. Significant variances amongst the two periods are as follows:

•

Net AGGRASTAT® revenue decreased by $765 during the three month period ended June 30, 2024 in comparison to the same period in the prior year. For more information regarding the changes in net AGGRASTAT® revenue, see the Revenue section below.

•

Marley Drug cost of goods sold increased $408 during the three month period ended June 30, 2024, in comparison to the same period in the prior year. The increase in Marley Drug cost of goods sold is the result of an increase volume of product sold through the Marley Drug operating segment.

17

Management’s Discussion and Analysis

•

Research and development expenses increased during the three month period ending June 30, 2024, primarily due to the timing of research and development expenditures relating to each development project.

•

General and administrative expenses increased during the current period ended June 30, 2024. The increase in general and administrative expenses is attributable to an increase in legal expenses incurred by the Company.

Partially offset by:

•	Selling expenses decreased as a result of lower consultation fees and outbound logistics charged incurred during the current period ended June 30, 2024.

•	Net revenue through Marley Drug increased during the current period ended June 30, 2024, specifically ZYPITAMAG® revenue through the pharmacy’s traditional mail order and e-commerce lines of business.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the three and months ended June 30, 2024 and 2023 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
AGGRASTAT® revenue, net	$1,830	$2,595	(765)	$4,090	$5,270	(1,180)
ZYPITAMAG® revenue, net	654	722	(68)	1,431	1,361	70
Marley Drug revenue, net	2,681	2,676	5	5,338	4,990	348
	$5,165	$5,993	(828)	$10,859	$11,621	(762)

Net AGGRASTAT® product sales for the three and six month period ended June 30, 2024, were $1,830 and $4,090, respectively,  compared to $2,595 and $5,270 during the three and six month periods ended June 30, 2023

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® has declined during the current year, as the Company continues to have pricing pressures as a result of  generics tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong and the Company continues to work on maintaining and expanding its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Net ZYPITAMAG® product sales for the three and six month period ended June 30, 2024 were $654 and $1,431, respectively (2023 - $722 and $1,361).

The Company sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. In addition, the Company also markets ZYPITAMAG®  through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue in the above table.

The modest decrease in revenues in 2024 is due to decreased volume of sales to drug wholesalers, with an increase in ZYPITAMAG sales through Marley Drug. The Company is focused on growing ZYPITAMAG® revenues throughout 2024 and beyond.

During the three and six month period ended June 30, 2024, the Company recorded revenue of $2,681 and $5,338 respectively (2023 - $2,676 and $4,990), in relation to mail order/retail pharmaceutical sales through Marley Drug. The pharmacy business has undergone a change in its product focus mix since the prior year towards fulfillment partnerships, its e-commerce platform, and increased sales of ZYPITAMAG.

18

Management’s Discussion and Analysis

Cost of goods sold

The change in cost of goods sold for the three and six months ended June 30, 2024 and 2023 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
AGGRASTAT®	$604	$659	(55)	$1,007	$1,428	(421)
ZYPITAMAG®	353	298	55	668	616	52
Marley Drug	1,256	848	408	2,335	1,593	742
	$2,213	$1,805	408	$4,010	$3,637	373

Cost of goods sold represents direct product costs associated with AGGRASTAT® and ZYPITAMAG®, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG®.  Additionally, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business.

AGGRASTAT® cost of goods sold for the three and six month period ended June 30, 2024 were $604 and $1,007 respectively (2023 - $659 and $1,428) AGGRASTAT® cost of goods sold for the three and six month periods ending June 30, 2024 consisted of product sold to customer, in addition to a recovery of $274 recorded as a result of insurance proceeds which were received by the Company for inventory which had been previously damaged in import. AGGRASTAT® cost of goods sold for the three and six month periods ended June 30, 2023  related to products sold to customers. The decrease in cost of goods sold during the current period is attributable to lower revenue for AGGRASTAT® during the current quarter, in addition to the insurance proceeds received during the current year, as indicated above.

ZYPITAMAG® cost of goods sold for the three and six month period ended June 30, 2024 totaled $353 and $668 respectively. For the six month period ended June 30, 2024, cost of goods sold for ZYPITAMAG®  includes $361 relating to product sold to customers and $307 from amortization of the ZYPITAMAG® intangible asset. For the six month period ended June 30, 2023, cost of goods sold for ZYPITAMAG® includes $264 relating to product sold to the Company’s customers, $305 from amortization of the ZYPITAMAG® intangible assets, and $47 relating to royalties on the sale of ZYPITAMAG®. The increase in cost of goods sold between the three and six month period ended June 30, 2024 in comparison to the same periods in the prior year is attributable to an increase in the volume of product sold during the current year.

The cost of goods sold related to the Marley Drug business totaled $1,256 and $2,335 respectively, (2023 - $848 and $1,593)  for the three and six month periods ended June 30, 2024. The increase in cost of goods sold is due to an increased volume of product sold through the Marley Drug operating segment.

Selling

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG®, and the Marley Drug business.

The changes in selling expenditures for the three and six month periods ended June 30, 2024 and 2023 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
Selling	$1,834	$2,068	$(234)	$3,808	$4,106	$(298)

Selling expenses for the three and six month periods ended June 30, 2024 were $1,834 and $3,808, respectively (2023 - $2,068 and $4,106).

Commercial sales expenses, excluding costs pertaining to the Marley Drug business, decreased  for the three and six month periods ended June 30, 2024, in comparison to the same periods in the prior year. The decrease in selling expenses during the current quarter is a result of less consulting expenses incurred by the Company with regards to regulatory reporting on its government contracts, in addition to lower revenue recorded during the current year, which resulted in a decrease in outbound logistic fees.

19

Management’s Discussion and Analysis

General and administrative

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

The changes in general and administrative expenditures for the three and months ended June 30, 2024 and 2023 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
General and administrative	$1,368	$1,125	$243	$2,577	$2,032	$545

General and administrative expenses for the three and six month period ended June 30, 2024 were $1,368 and $2,577, respectively (2023 - $1,125 and $2,032).

The increase in general and administration expenses during the  three and six month periods ended June 30, 2024, is primarily related to an increase in legal fees incurred, as a result of the ongoing TCPA litigation. For more information regarding the TCPA litigation, see the Commitments  section below. The increase in legal fees is offset by lower share-based compensation expense during the current periods in comparison to the same periods in the prior year. The share-based compensation expense recorded in each period is based on the vesting schedule of previously granted stock options to key employees and directors of the Company.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The change in research and development expenditures for the three and six months ended June 30, 2024 and 2023 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
Research and development	$868	$668	$200	$1,544	$1,194	$350

Research and development expenditures for the three and six month period ended June 30, 2024, totaled $868 and $1,544, respectively (2023 - $668 and $1,194). Research and development expenditures include costs associated with the Company’s  clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

The increased expense during the current periods is primarily due to the timing of research and development expenditures relating to each development project. The Company’s research and development activities for the periods ended June 30, 2024, primarily related to the MC-1 development project.

Finance income, net

The change in finance expense, net for the three and six months ended June 30, 2024 and 2023 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
Finance income, net	$36	$22	$14	$87	$17	$70

20

Management’s Discussion and Analysis

The finance income for the three and six month periods ended June 30, 2024 totaled $36 and $87 respectively (2023 – $22 and $17). Finance income in the current year primarily relates interest income earned, offset by bank charges and interest expense on the the Company’s lease obligations.

Foreign exchange loss, net

The change in foreign exchange loss, net for the three and six months ended June 30, 2024 and 2023 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
Foreign exchange loss, net	$25	$30	$(5)	$32	$54	$(22)

Foreign exchange loss for the three and six month period ended June 30, 2024 totaled $25 and $32, respectively (2023 – $30 and $54). The changes to foreign exchange gains and losses results from changes in the US dollar exchange rate during the respective periods, as the Company holds a significant balance US dollar cash balances held by the Company as at the end of both periods.

Income and comprehensive income

The consolidated net income and comprehensive income for the three and six months ended June 30, 2024 and 2023 is reflected in the following table:

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
Net income (loss)	$(1,217)	$253	$(1,470)	$(1,166)	$543	$(1,709)
Comprehensive (loss) Income	$(1,005)	$(210)	$(795)	$(455)	$55	$(510)
Basic earnings (loss) per share	$(0.12)	$0.02	$(0.14)	$(0.11)	$0.05	$(0.16)
Diluted earnings (loss) per share	$(0.12)	$0.02	$(0.14)	$(0.11)	$0.05	$(0.16)

For the three month period ended June 30, 2024, the Company recorded net loss of $1,217 or loss per share of $0.12 ($0.12 per share diluted), compared to a net income of $253 or $0.02 earnings per share during the three month period ended June 30, 2023.

For the six month period ended June 30, 2024, the Company recorded net loss of $1,166 or loss per share of $0.11 ($0.11 per share diluted), compared to a net income of $543 or $0.05 earnings per share during the six month period ended June 30, 2023.

As discussed above, the main factors contributing to net loss during the current period were higher Marley Drug cost of goods, lower AGGRASTAT® revenue, as well as higher research and development expenses and general and administrative expenses, offset by a decrease in selling expenses and higher ZYPITAMAG® sales through the Marley Drug pharmacy business

For the three and six month periods ended June  30, 2024, the Company recorded total comprehensive income (loss) of $(1,005) and $(455), respectively (2023 - $(210) and $55). The change in comprehensive income (loss) results from the factors described above as well as fluctuations in the US dollar exchange rate during the periods.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the periods ended June 30, 2024 was 10,436,313 and 10,436,313, respectively. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share for the period ended June 30, 2023 was 10,436,313 and 10,496,313, respectively.

As at June 30, 2024, the Company had 10,436,313 common shares outstanding and 1,286,700 stock options, of which 418,700 were exercisable.

As at August 14, 2024, the Company had 10,436,313 common shares outstanding and 1,282,700 stock options, of which 414,700 were exercisable.

21

Management’s Discussion and Analysis

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation and amortization" and Adjusted EBITDA as “EBITDA adjusted for non‑cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three and six month periods ended June 30, 2024 and 2023 results prepared using IFRS, do not have any standardized meaning according to IFRS. For more information regarding the Company’s use of non-IFRS financial measures, see the NON-IFRS FINANCIAL MEASURES section below.

(in thousands of CDN $)	Three months ended June 30, 2024	Three months ended June 30, 2023	Increase (Decrease)	Six months ended June 30, 2024	Six months ended June 30, 2023	Increase (Decrease)
Net income (loss) before tax	$(1,107)	$319	$(1,426)	$(1,025)	$615	$(1,640)
Add: finance costs (income)	(11)	8	(19)	(55)	37	(92)
Add: Amortization expense	562	540	22	1,106	1,081	25
EBITDA	$(556)	$867	$(1,423)	$26	$1,733	$(1,707)
Add:
Stock-based compensation	42	81	(39)	100	130	(30)
Insurance proceeds from damaged inventory	-	-	-	(274)	-	(274)
Adjusted EBITDA	$(514)	$948	$(1,462)	$(148)	$1,863	$(2,011)

EBITDA for the three and six month periods ended June 30, 2024 was $ (556) and $26 respectively, compared to EBITDA of $867 and $1,733  for the three and six month periods ended June 30, 2023, respectively. Adjusted EBITDA for the three and six month periods ended June 30, 2024 was $ (514) and $ (148), a decrease from the adjusted EBITDA for three and six month period ended June 30, 2023, which was $948 and $1,863 respectively. The decrease in EBITDA and adjusted EBITDA in the current year is due to the factors discussed in each section above.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily through the net revenue received from the sale of its commercial products, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

Cash used in operating activities for the six month period ended June 30, 2024, was $162 compared to cashflows from operating activities of $766 for the period ended June 30, 2023. The decrease in cash from operating activities was primarily due to an increased net loss during the current year, offset by adjustments for amortization on both the Company’s property, plant and equipment and intangible assets in addition to working capital adjustments.

Cash used in investing activities for the period ended June 30, 2024 was $191 compared to $27 for the period ended June 30, 2023. The cash used in investing activities for the period ended June 30, 2024 and the period ended June 30, 2023 related to capitalized software purchases, used to improve the Marley Drug e-commerce platform.

Cash used in financing activities for the period ended June 30, 2024, totaled $166 compared to $151 for the period ended June 30, 2023.  The cash used in financing activities for both periods related to repayments of the Company’s lease liabilities.

As at June 30, 2024, the Company had unrestricted cash totaling $5,850 compared to $6,369 as of December 31, 2023. As at June 30, 2024, the Company had working capital of $7,362 compared to $7,272 as at December 31, 2023.

The Company did not have any long-term debt recorded as at June 30, 2024.

22

Management’s Discussion and Analysis

CONTRACTUAL OBLIGATIONS

As at June 30, 2024, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2024	2025	2026	2027
Accounts Payable and Accrued Liabilities	$8,222	$8,222	$-	$-	$-
Income Taxes Payable	71	71	-	-	-
Lease Obligation	402	94	173	92	43
Purchase Agreement Commitments	619	619	-	-	-
Total	$9,314	$9,006	$173	$92	$43

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually.

Effective January 1, 2024, the Company renewed its business and administration services agreement with GVI Clinical Development Solutions (“GVI-CDS”), as described in note 10(b) of the condensed consolidated interim financial statements, under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement, beginning on July 18, 2011, the Company was obligated to pay a royalty to Birmingham based on commercial AGGRASTAT® sales until May 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result, the Company does not have any royalty obligation recorded with regards to AGGRASTAT®. Royalties for the three and six months ended June 30, 2024 totaled nil (2023 – $25 and $136) with no payments made during the three and six months ended June 30, 2024 (2023 - $119 and $119).

With the acquisition of ZYPITAMAG®, completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAG®until a generic pitavastatin has been introduced within the territory in which the product is sold. During the year ended December 31, 2023, management of the Company had determined that a generic pitavastatin had been introduced within a territory in which the Company had the rights to sell ZYPITAMAG®. As a result, the Company did not record any royalty expense during the three month or six month periods ending June 30, 2024 (2023 – nil and $47). Royalties expensed during the six month period ended June 30, 2023 are included within cost of goods sold on the condensed consolidated interim statement of net income and comprehensive income.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain, and management’s view of these matters may change in the future.

23

Management’s Discussion and Analysis

As of June 30, 2024, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA”) Litigation

A class action complaint was filed in Missouri state court against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. This lawsuit was voluntarily dismissed on April 18, 2024.

On March 4, 2024 a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at June 30, 2024.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation and acquisition payable were recorded at their fair values at the date at which the liabilities were incurred and subsequently revalued using the effective interest method at each reporting date. Based on the cash and cash equivalent balances held by the Company at June 30, 2024, its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at June 30, 2024, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $59 (December 31, 2023 - $64).

The Company has not entered into any futures or forward contracts as at June 30, 2024. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, restricted cash, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, royalty obligation, acquisition payable, contingent consideration and lease obligations. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated monetary financial assets and liabilities:

(Expressed in U.S. Dollars)	June 30, 2024	December 31, 2023
Cash and cash equivalents	$4,262	$4,786
Accounts receivable	3,221	3,567
Other assets	57	57
Accounts payable and accrued liabilities	(5,110)	(4,876)
Income taxes payable	(52)	(12)
Current portion of lease obligation	(103)	(101)
Lease obligation	(137)	(173)
	$2,138	3,248

Based on the above net exposures as at June 30, 2024, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company's net income (loss) of approximately $109 (December 31, 2023 – $162).

RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel for all periods.

24

Management’s Discussion and Analysis

In addition to their salaries, the Company also provides non‑cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months Ended June 30, 2024	Six months ended June 30, 2023
Salaries, fees and short-term benefits	$180	$169	$364	$318
Share-based payments	$26	$37	$59	$63
	$206	$206	$423	$381

Directors and key management personnel control 28% of the voting shares of the Company as at June 30, 2024 (December 31, 2023 – 28%).

During the three and six months ended June 30, 2024 the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $99 and $234 (2023 - $33 and $65) for clinical research services, $21 and $42, respectively, (2023 – $21 and $42) for business administration services, $56 and $111, respectively, (2023 – $56 and $111) in rental costs and $10 and $21, respectively, (2023 – $9 and $19) for information technology support services. As described in note 9(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by the Chief Executive Officer. During the three and six months ended June 30, 2024, the Company did not pay any amounts to CanAm (2023 - $2 and $5) for research and development services.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues. As at June 30, 2024, the Company has not made any payments to CanAm, nor has it recorded any related assets as a result of this transaction, as the transaction is currently under review by the TSX Venture Exchange.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2024, included in accounts payable and accrued liabilities is $30 (December 31, 2023 – $57) payable to GVI -CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company, for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. Effective January 1, 2024, the monthly fee was increased to $22 per month. The Company may terminate the agreement at any time upon 120 days’ written notice. As at June 30, 2024, there are no outstanding amounts payable to ADF Family Holding Corp (December 31, 2023 – nil) as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective March 1, 2023, the rate was changed to $10 per month, increasing to $11 per month effective January 1, 2024, and subsequently increasing to $13 per month effective May 01, 2024. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at June 30, 2024, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2023 - nil).

25

Management’s Discussion and Analysis

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off‑balance sheet arrangements other than as discussed above.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20‑F for the year ended December 31, 2023.

NON-IFRS FINANCIAL MEASURES

The Company’s MD&A refers to non-IFRS financial measures, specifically the use of “EBITDA” and “Adjusted EBITDA.” Management uses these financial measures for purposes of comparison to prior periods and development of future projections and earnings growth prospects. This information is also used by management to measure the profitability of ongoing operations and in analyzing the Company’s business performance and trends. These specified financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement the Company’s financial information reported under IFRS by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20‑F for the year ended December 31, 2023, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

While the Company’s approved product portfolio has grown to AGGRASTAT®, ZYPITAMAG® and the Marley Drug business, the Company still has products that are currently in the research and development stages.  The Company may never develop another commercially viable drug product approved for marketing.  To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market.  Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market its these products.  Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated.  Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

In the near‑term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAG®, as well as maintain and grow the Marley Drug business, and the development and/or acquisition of new products.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, successfully grow sales of ZYPITAMAG®, successfully maintain and grow the Marley Drug business, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20‑F for the year ended December 31, 2023, can be obtained on SEDAR (www.sedar.com).  A copy of this MD&A will be provided to anyone who requests it.

26